## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

**Washington, DC 20549**

## FORM 8-K

**CURRENT REPORT**

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): APRIL 18, 2003

# NATIONAL BANCSHARES CORPORATION

(Exact name of registrant as specified in its charter)

| Ohio | 0-14773 | 34-1518564 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| 112 West Market Street, Orrville, Ohio | 44667 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: (330) 682-1010

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**ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS.**

(c)     Exhibits

Exhibit 99.1 National Bancshares Corporation press release dated April 18, 2003 containing unaudited financial information and accompanying discussion for the quarter ended March 31, 2003.

**ITEM 9.   REGULATION FD DISCLOSURE.**

PRESS RELEASE. On April 18, 2003, National Bancshares Corporation issued a press release containing unaudited financial information and accompanying discussion for the quarter ended March 31, 2003. A copy of the press release is attached to this Current Report as Exhibit 99.1 and is incorporated into this report by reference.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bancshares Corporation

Date: <u>April 18, 2003</u>                    <u>/s/ Charles J. Dolezal</u>
                                               Charles J. Dolezal, President

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